

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

December 15, 2010

*Via U.S. Mail and Facsimile*

Jeffrey D. Agee
President and Chief Executive Officer
First Citizens Bancshares, Inc.
One First Citizens Place
Dryersburg, TN 38024

> **Re:    First Citizens Bancshares, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Form 8-K filed May 18, 2010**
> **File No. 000-11709**

Dear Mr. Agee:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Michael R. Clampitt
Senior Counsel

cc:    David G. Wilson
         *Waller Lansden Dortch & Davis, LLP*